

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 3, 2018

Via E-mail
Dr. Shai Yarkoni
Chief Executive Officer
Cellect Biotechnology Ltd.
23 Hata'as Street
Kfar Saba, Israel 44425

Re: Cellect Biotechnology Ltd.
Registration Statement on Form F-1
Filed December 28, 2017
File No. 333-222334

Dear Dr. Yarkoni:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

Sincerely,

/s/ Tom Jones for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Ronen Kantor, Esq.